Exhibit 99.2

Borr Drilling Limited Announces Preliminary Results for the Fourth Quarter and Full Year of 2020

Hamilton, Bermuda, February 26, 2021: Borr Drilling Limited (“Borr”, “Borr Drilling” or the “Company”) announces unaudited results for the three and twelve months ended December 31, 2020.

Highlights in the Fourth Quarter of 2020
•	Total operating revenues of $60.2 million, net loss of $46.7 million and Adjusted EBITDA[1] of $6.6 million for the fourth quarter of 2020.
•	On October 5, 2020, equity offering raised total proceeds of $27.5 million. A subsequent offering closed on November 30, 2020, raising an additional $5.3 million.
•	The Company entered into agreements to divest its remaining three non-core drilling rigs for total gross proceeds of $17.5 million.

Subsequent events
•
In January, the Company finalized the terms and executed agreements with certain of its creditors for the previously announced liquidity improvement plan and completed an equity offering raising gross proceeds of $46 million.

•	The Company has been awarded eight new contracts/LOAs/LOIs or contract extensions since the start of the fourth quarter 2020 to the date of this report.

CEO, Patrick Schorn commented:

"In the fourth quarter 2020 and up until the end of January 2021, our main focus has been to complete the previously announced liquidity improvement plan, including restructuring of the debt maturities, interest payments and capex delivery payments. We are pleased to have reached a solution with our stakeholders, which allows the Company to focus on its customers, safe and efficient operations and continue to deploy our fleet in a strengthening market. With oil prices above $60/bbl we anticipate seeing a stronger market developing going forward.

Even though we received broad support for the liquidity improvement plan, concluded in January, we are convinced that some opportunities remain to further improve our capital structure and liquidity in 2021. Part of the future liquidity improvement also will have to come from our Mexico operations. In order to achieve this we are pursuing several independent initiatives intended to allow us to improve the cash distributions from the JV operations in Mexico back into Borr Drilling. We are pleased to announce the award of new contracts with key customers, and the extension of current contracts.

In Mexico, on of the integrated well services JVs has been awarded contract extension from Pemex which will keep the five rigs the Company has in the region active until the end of 2021. Additionally, the Company has entered into a multi-year contract for one of its currently active rigs in Thailand, with a strategically important customer in the region.

The fourth quarter financials were impacted by the lower activity at the start of the quarter, and higher expenses related to the COVID pandemic (approximately $6 million for the quarter). However, the activity since the third quarter is increasing, with three previously idle rigs having started new contracts in the fourth quarter, and three more expected to commence operations in the first half of 2021."

1 For a definition of Adjusted EBITDA and why we use this measure, see page 4 of this report.

Management Discussion and Analysis

Consolidated Statements of Operations (Financial Performance & Operating Results)

The Management Discussion and Analysis below focuses on our income statement by comparing the results of the fourth quarter of 2020 to the results of the third quarter of 2020.

In $ million	Q4 - 2020	Q3 - 2020
Total operating revenues	60.2	59.2
Gain on disposals	5.9	—
Rig operating and maintenance expenses	(53.9)	(63.4)
Depreciation of non-current assets	(29.1)	(28.9)
Impairment of non-current assets	—	(0.8)
General and administrative expenses	(8.5)	(10.7)
Total operating expenses	(91.5)	(103.8)
Operating loss	(25.4)	(44.6)
Income from Equity method investments	5.3	8.1
Total financial expenses	(23.4)	(22.0)
Loss before income taxes	(43.5)	(58.5)
Income tax expense	(3.2)	(3.4)
Net loss	(46.7)	(61.9)

Three months ended December 31, 2020 compared to the three months ended September 30, 2020

Total operating revenues were $60.2 million for the fourth quarter of 2020 compared to $59.2 million for the third quarter of 2020.

In the fourth quarter of 2020 we recorded $5.9 million in gain on disposals related mostly to the sale of the 2003 built cold stacked rig "Atla".

Rig operating and maintenance expenses, including reactivation and stacking costs, were $53.9 million for the fourth quarter of 2020 compared to $63.4 million for third quarter of 2020. The decrease of $9.5 million is partly explained by a decrease in amortization of mobilization costs to $5.4 million in the fourth quarter of 2020, from $9.6 million in the third quarter of 2020 and lower incremental costs directly related to Covid-19, totaling $6.1 million for the quarter, compared to $7.6 million in the third quarter. This was offset by higher reimbursable expenses of $4.6 million in the fourth quarter of 2020 compared to $2.1 million in the third quarter of 2020.

General and administrative expenses were $8.5 million for the fourth quarter 2020, a decrease of $2.2 million compared to the third quarter of 2020, mainly as a result of reduced legal fees and stock based compensation costs in the fourth quarter.

Income from Equity method investments were $5.3 million for the fourth quarter 2020 compared to $8.1 million for the third quarter 2020.

Set forth below is a reconciliation of Net Loss to Earnings Before Interest, Tax and Depreciation (“Adjusted EBITDA”)

(in US$ millions)	Q4 - 2020	Q3 2020	2020
Net loss	(46.7)	(61.9)	(305.2)
Depreciation of non-current assets	29.1	28.9	117.9
Impairment of non-current assets	0.0	0.8	77.1
(Income) from equity method investments	(5.3)	(8.1)	(21.9)
Financial expense	23.4	22.0	122.9
Income tax expense	3.2	3.4	16.2
Amortization of mobilization costs	5.4	9.6	28.9
Amortization of mobilization revenue	(2.5)	(4.8)	(15.9)
Adjusted EBITDA[2]	6.6	(10.1)	20.0

Consolidated Balance Sheet

As of December 31, 2020

Set forth below is a discussion of our balance sheet at year end 2020 compared to year end 2019.

Total assets were $3,183.5 million as of December 31, 2020 compared to $3,280.0 million as of December 31, 2019. The decrease of $96.5 million year on year is due to settlement of our forward contracts during 2020 which led to a decrease in restricted cash of $69.4 million. In addition, operating losses led to a decrease in cash of $39.9 million in the year. This was partly offset by an increase in jack-up rigs of $16.9 million arising from the delivery of two newbuild rigs, offset by fleet depreciation. Our equity method investments balance also increased in 2020 by $37.0 million.

Total liabilities as of December 31, 2020 were $2,134.4 million, an increase of $148.5 million compared to December 31, 2019. This increase is mainly attributable to higher long-term debt of $196.4 million, following delivery of the "Heimdal" and the "Hild", offset by a decrease in unrealized losses on the forward contracts of $64.3 million.

Total equity as of December 31, 2020 was $1,049.1 million compared to $1,294.1 million as of December 31, 2019. The reduction of $245.0 million is largely attributable to the 2020 net loss of $305.2 million, partly offset by increases in share capital and additional paid-in capital of approximately $54.7 million following our equity offerings in May 2020, October 2020 and November 2020.

Mexican Joint Ventures Operational Results on a 100% basis (Borr Drilling owns 49%)3

In $ million	Q4 - 2020		Q3 - 2020		2020
Mexico Joint Venture EBITDA	Drilling	IWS	Drilling	IWS	Drilling	IWS
Net income (loss)	6.7	3.9	1.7	17.3	13.7	30.9
Total financial (income) expenses	(0.1)	0.6	(1.0)	(0.7)	(1.2)	7.9
Income tax expense	(5.7)	(11.5)	3.8	—	0.1	—
Amortization of mobilization costs	13.5	0.7	8.6	2.2	29.7	2.7
Amortization of mobilization revenue	(1.0)	—	(1.0)	—	(3.7)	—
Adjusted EBITDA	13.4	(6.3)	12.1	18.8	38.6	41.5

2 Note - The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as used above represents our periodic net loss adjusted for: depreciation and impairment of non-current assets, (income)/loss from equity method investments, total financial (income) expense net, income tax expense and amortization of deferred mobilization costs and revenue. Adjusted EBITDA is included here by the Company because the Company believes that the measure provides useful information regarding the Company’s operational performance.
3 For more details about the Company's Mexican JVs, please refer to the notes of the Consolidated Financial Statements

During the fourth quarter of 2020 our integrated wells services joint ventures ("IWS JVs") worked on a total of 9 wells, out of which 5 have been completed and are producing hydrocarbons. Our "Drilling" joint ventures results were negatively impacted by additional costs and downtime related to COVID-19 inefficiencies. Included within the financials in the table above, showing fourth quarter of 2020 results for "Drilling", are $7.9 million of costs related to charges from Borr entities, representing bareboat charter fees, staffing and management expenses. The Q4 2020 results for the IWS are impacted by $8.3 million in additional expense due to delays in completion of a well. The well was finalized in January 2021, and the loss for the well of $5.3 million has been recorded in the IWS JV results for 2020.

One of our IWS JVs has agreed the terms of a factoring agreement with an international financing entity which allows for $50 million to $150 million of receivables in the JV to be factored, with a variable rate of interest on balances outstanding until collection. As of the date of this report, no amounts have been factored under this facility. Factoring proceeds will be used in part to repay suppliers of the IWS JV, including Borr Drilling.

As of December 31, 2020, there were a total of $275.9 million of receivables with Pemex in IWS, with $103.9 million of billed receivables, whereof $58.3 million were overdue, and $172.0 million of unbilled receivables. Since commencing operations in 2019, the IWS Joint Venture has collected a total of $243.9 million from Pemex.

At year end 2020, Borr Drilling had $34.9 million outstanding receivables from its related parties Joint Ventures in Mexico, representing bareboat charter and prepaid expenses. Borr Drilling received approximately net $7.6 million in repayments of prepaid expenses from the JVs in the fourth quarter 2020.

In addition Borr Drilling has provided $56.3 million of funds to the Joint Ventures to support the startup of operations and provide working capital and is entitled to $12.9 million accumulated retained income, representing its ownership interests.

Risks and uncertainties

Borr is exposed to a number of risk factors related to the Company’s finances, operations and the general industry in which the Company operates. The COVID-19 pandemic and associated effects during 2020 have increased the natural risks that we face generally.

Since March 2020, national and local travel restrictions and lockdowns in various regions following the pandemic outbreak caused disruptions to our operations and the pandemic imposed a risk to the health of our personnel. Our rigs and shore based operations were impacted by reduced personnel, border closures, and many employees were working from home or forced to stay home by local regulations. Further escalations of the current pandemic outbreaks and other public health crisis or natural disasters could occur in the future and could impact Borr’s operations, including our Joint Ventures in Mexico. In addition, we have previously reported contract loss and suspensions, as well as reduced marketing opportunities while our customers react to circumstances. We will continue to monitor our operations and respond to circumstances as they arise.

Fleet, Operations and Contracts

As of the date of this report, the Company owns 23 modern jack-up rigs, out of which 11 rigs are currently active: one in West Africa, two in the North-Sea, three in South East Asia and five in Mexico. There are three rigs committed for future start up. Five rigs are under construction at Keppel FELS, scheduled for delivery during 2023, after which the fleet will consist of 28 modern rigs all built after 2010.

During October 2020 and November 2020, the Company entered into agreements to sell two 2003 built cold stacked rigs, "Atla" and "Balder", for gross proceeds of $14.5 million. Additionally, the Company completed the previously announced sale of the cold stacked standard jack-up rig "Eir" for gross proceeds of $3.0 million. With this, the Company has sold all the standard and cold-stacked rigs in its fleet.

In October 2020, the “Mist” commenced its contract with Roc Oil in Malaysia and is expected to finish in May 2021.

In October 2020, the “Prospector 1” commenced its contract with ONE-Dyas in the North Sea for an estimated 100 days programme plus one optional well exercised in the end of February 2021. In addition, the Company has entered into an LOI for the rig for a contract commencing in the second quarter of 2021, which is expected to keep the rig working until the end of the third quarter of 2022 if all options are exercised.

In December 2020, the Company was awarded a contract for the jack-up “Norve” for an estimated 60-90 days program with BWE in Gabon, with expected commencement in April 2021.

The "Idun" has obtained a contract with Vestigo in Malaysia for the completion of ten firm wells, estimated to commence in March 2021, for an estimated duration of 315 days.

In February 2021, the Company obtained an LOA for a three year contract with PTTEP in Thailand for the "Skald" which is expected to commence in June 2021.

In February 2021, the Company through the IWS JV, was awarded an LOI for the modern jack-ups “Grid”, “Gersemi”, and "Galar" with PEMEX as continuation of the current Integrated Well Services Contract. The contracts are for an estimated 300 days period for "Grid" and "Gersemi", and 76 days for "Galar", resulting in all three rigs now being anticipated to continue operating for the IWS JVs until December 31, 2021.

The technical utilization for the fleet was 99.4% in fourth quarter of 2020 and 99.5% for the full year 2020. The economical utilization was 92.1% for the full year 2020, and 88.8% for the fourth quarter, negatively impacted by idle time for three rigs waiting between wells in Mexico.

Corporate Development, Liquidity and Financing

Our cash position increased by $6.7 million from $12.5 million at the start of the fourth quarter 2020 to $19.2 million at the end of the quarter. This was driven by new equity of $32.8 million and cash generated from investing activities of $13.7 million, partly offset by cash used in operations of $38.1 million. Cash used in operations is impacted by movements in working capital, in particular due the to start up of three rigs in the quarter, which have immediate impact on the cost side, while the revenue is collected after work has been performed in accordance with normal contractual invoicing and payment terms. Additionally, cash costs related to mobilization and reactivation of rigs, in addition to payments related to previous activations have impacted the cash position.

On September 30, 2020 the Company successfully completed an equity offering at a subscription price of $0.53 per Offer Share, raising gross proceeds of $27.5 million. On November 13, 2020, the Company announced a subsequent offering of 10 million shares with the same subscription price. The offering was completed on November 25, 2020, raising gross proceeds of $5.3 million.

In November 2020, the Company sold its receivable against the Paragon litigation trust for total proceeds of $8.8 million.  The receivable was recorded within current assets as at September 30, 2020.

In January 2021, the Company completed the liquidity improvement plan it started on in the autumn of 2020. Following the amendments, the Company has no debt maturities until 2023, and has deferred the majority of interest payments to the yards until March and May 2023. More details of the financing amendments can be found in the notes to the Company's consolidated financial statements. In connection with this announcement, the Company announced and completed a $46 million equity offering, issuing  54,117,647 new shares each at a subscription price of $0.85 per share.

On December 27, 2020, the Company announced the appointment of Mr. Magnus Vaaler as its new Chief Financial Officer, replacing Mr. Christoph Bausch. Prior to his new role, Mr. Vaaler served as VP of Investor Relations and Treasury and has been with the Company since January 2018.

Market

Global competitive jack-up rig utilization stood at 81% at the end of December 2020, a decrease of one percentage point quarter-on-quarter. The utilization for the modern jack-up fleet (rigs built after year 2000) has decreased by three percentage points from September 2020 to 81% at the end of the fourth quarter of 2020, however it has increased to 83% as of mid February 2021.

At the end of December 2020, a total of 340 jack-up rigs were contracted, down from 346 rigs as of September 30, 2020. For modern rigs, contracted rig count stood at 237 versus 103 standard jack-ups, representing 70% of the contracted fleet.

A total of 21 rigs were retired in 2020, which brings the total number of rigs retired since 2017 to 111 (20 Modern and 91 Legacy), according to Fearnley Offshore. A further 12 units are confirmed to be retired in the near future, predominantly by international contractors who prefer to retire the older rigs when they come off contract versus stacking them. As of February 2021, there are 53 rigs more than 30 years old which are uncontracted. The Company maintains its view that a significant number of these will become commercially and technically uncompetitive in the coming years.

Oil price has recovered strongly, and the response from US shale has so far been muted. The fact that spot oil prices have moved from the $40/bbl to the $60/bbl, coupled with forward prices now being back at pre-COVID levels is likely to trigger significant demand for incremental jack-up drilling rigs. Borr Drilling’s current visibility in tender and direct negotiations stands at 19. This is up significantly from the levels seen during 2020 and is approaching the late 2019 levels.

Outlook

Years of underinvestment in the oil & gas industry means a catch-up is needed to counter declines, which is likely to occur by several of the NOCs taking back market share, which in turn is benefiting the jack-up drilling demand. NOCs account for ~80% of jack-up demand.

The capital discipline in the US shale industry will likely mean muted oil supply growth from that segment going forward. This improves the dynamics of the oil market, and creates a stronger position for the traditional low cash-breakeven operators in the Middle-East, also benefiting jack-up demand. Break-evens for shallow water drilling are generally in the region $20-$40/bbl.

Several years of downturn in the industry have resulted in a large part of the fleet becoming obsolete. More than 100 rigs are identified as possible scrapping candidates, giving a real supply of below 400 units. This compares to current demand at 340 units and peak demand of 454 units.

Oil prices are now back to fourth quarter 2019 levels, when the jack-up demand was 375 units and day-rates were above $100k/day. Dayrates for the last 15 years have on average been $145k/day.

Borr Drilling has the youngest and most capable jack-up drilling fleet in the industry today – giving us the ability to be a major player in the industry going forward either stand alone or involved in potential future industry consolidation. Significant efforts have been made during 2020 and the beginning of 2021 to strengthen the financial position of the Company and extend the liquidity runway. The achieved outcome includes contributions from most creditors, by either reduction or deferral of cash interest and other related costs, extension of maturities and more flexible security package. Borr Drilling will continue to work towards the target of maximizing value for its equity holders and the other stakeholders. The COVID set-back has been challenging, but we are hopeful that the additional runway created through the transactions executed over the last 12 months, can position the Company and its shareholders well for the upturn now seen in the market.

Forward looking statements

This announcement includes forward looking statements. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will", "likely" and similar expressions and include expectations regarding industry trends including activity levels in the jack-up rig and oil industry, expectations as to global jack-up rig count and expected tenders and demand levels, strategy with respect to deployment of rigs, expectations on trends and potential in day rates, delivery of newbuilds including expected delivery timing, strategy and plans with respect to investments in joint ventures, contract backlog, expected contracting and operation of our jack-up rigs and contract terms including estimated duration of contracts, expectations with respect to contracting available rigs including warm stacked rigs, expected ability to generate cash from operations, or extend our liquidity runway, ability to attract additional capital, thereby strengthening the group’s overall liquidity and financial position, expected results in the first quarter of 2021, strategy with respect to asset base, expected business environment and market upturn including statements made under “Market” and “Outlook” above, expected payments from Pemex, expected funding needs and ability to meet obligations for newbuilds, expected increase in tenders for jack-up rigs, global jack-up rig count, increase in demand from IOCs and NOCs, increases in oil production by geography, expected returns for oil companies, ability to fix rig rates at current market prices, competitive advantages from joint ventures, generation of free cash flow, remediation of advances, expectations with respect to amendments to our finance facilities, expected industry trends including with respect to demand for and expected utilization of rigs, expectations as to the role of Borr Drilling in any industry consolidation, and other non-historical statements. The forward-looking statements in this announcement are based upon various assumptions, many of which are based, in turn, upon further assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other factors which are difficult or impossible to predict and which are beyond our control. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. There are important factors that could cause our actual results, level of activity, performance, liquidity or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements including risks relating to our industry and business and liquidity, the risk of delays in payments to our Mexican JVs and consequent payments to us, the risk that our customers do not comply with their contractual obligations, including payment or approval of invoices for factoring, risks relating to industry conditions and tendering activity, risks relating to the agreements we have reached with lenders, risks relating to our liquidity, risks that the expected liquidity improvements do not materialize or are not sufficient to meet our liquidity requirements and other risks relating to our liquidity requirements, risks relating to cash flows from operations, the risk that we may be unable to raise necessary funds through issuance of additional debt or equity or sale of assets; risks relating to our loan agreements and other debt instruments including risks relating to our ability to comply with covenants and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to meet our debt obligations and obligations under rig purchase contracts and our other obligations as they fall due and other risks described in our working capital statement, risks relating to future financings including the risk that future financings may not be completed when required and future equity financings will dilute shareholders and the risk that the foregoing would result in insufficient liquidity to continue our operations or to operate as a going concern and other risks factors set forth under “Risk Factors” in our filings with the U.S. Securities and Exchange Commission and prospectuses filed with the Norwegian NSA.

About Borr Drilling Limited

Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the Oslo Stock Exchange from August 30, 2017 and on the New York Stock Exchange from July 31, 2019 under the ticker "BORR". The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow water segment to the offshore oil and gas industry worldwide. Please visit our website at: www.borrdrilling.com

February 26, 2021

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Questions should be directed to:
Magnus Vaaler: CFO, +47 22483000